Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement (Form S-8) pertaining to the Deferred Share Component of the Annual Incentive Plan, Restricted Share Plan 2014, Executive Share Option Scheme 2013 and Long-Term Incentive Plan 2013 (together, the “Plans”) of RELX Group plc of our reports dated February 14, 2018, with respect to the consolidated financial statements of RELX Group (comprising RELX PLC, RELX N.V., RELX Group plc and its subsidiaries, associates and joint ventures) and the effectiveness of internal control over financial reporting of RELX Group, included in the Annual Report of RELX PLC and RELX N.V. (Form 20-F) for the year ended December 31, 2017, filed with the Securities and Exchange Commission

/s/ Ernst & Young LLP

London, United Kingdom

October 1, 2018